Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 15 DATED JANUARY 3, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (the “Company”, “we”, “us” or “our”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Net Asset Value as of December 31, 2021;

•	Share Redemption Plan Status;

•	Historical NAV Information;

•	Update to January 2022 Distribution; and

•	Real Estate Performance.

Net Asset Value as of December 31, 2021

As of December 31, 2021, our net asset value (“NAV”) per common share is $12.00. This NAV per common share shall be effective until updated by us on or about June 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2021 [1]	September 30, 2021 [1]
ASSETS
Investments, at fair value	$30,685	$22,061
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	30,685	22,061
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	6,907	10,942
Other assets	64	44
Total Assets	$37,656	$33,047

LIABILITIES
Accounts payable	$59	$91
Due to related party	1,110	210
Dividends payable [2]	163	60
Settling subscriptions	-	242
Total Liabilities	$1,332	$603

NET ASSETS CONSIST OF:
Fundrise Balanced eREIT II, LLC Members’ Equity:
Common shares; 3,027,823 and 2,788,945 shares outstanding, net of offering costs, on December 31, 2021 and September 30, 2021, respectively	$30,402	$27,825
Retained earnings (Accumulated deficit)	(688)	(455)
Net adjustments to fair value	6,610	5,074
NET ASSETS	$36,324	$32,444
NET ASSET VALUE PER SHARE, on 3,027,823 and 2,788,945 shares outstanding for the periods ended December 31, 2021 and September 30, 2021 [3]	$12.00	$11.63

[1] Estimated Balance Sheets as of December 31, 2021 and September 30, 2021.

[2] This amount does not include the accrual for dividends payable that were declared before December 31, 2021 that relate to the first quarter of 2022 or dividends payable that were declared before September 30, 2021 that relate to the fourth quarter of 2021, respectively.

[3] The total shares issued and outstanding used in the computation of NAV per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2021 and September 30, 2021, respectively.

On January 1, 2022, the Company declared that its NAV as of December 31, 2021 is $12.00 per share of our common shares. This NAV per common share shall be effective until updated by us on or about June 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2022, the per share purchase price of our common shares will be $12.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2022, unless updated by us prior to that time. Redemptions of common shares shall be made pursuant to our redemption plan based on the then-current NAV per common share.

Beginning on January 1, 2022, the Company’s phase is set at ramping up.

Share Redemption Plan Status

For the quarter ended December 31, 2021, we expect to redeem approximately 20,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from June 30, 2021 to December 31, 2021.

Date	NAV Per Share
June 30, 2021	$10.24
September 30, 2021	$11.63
December 31, 2021	$12.00

Update to January 2022 Distribution

On December 29, 2021, we declared a daily distribution of $0.0008219178 per share (the “January 2022 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2022 and ending on January 31, 2022. As of January 1, 2022, the January 2022 Daily Distribution Amount equates to approximately 2.50% on an annualized basis calculated at the current rate, assuming a $12.00 per share purchase price.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) continued strong performance of its multi-family assets and in particular those located across the Sunbelt region due to ongoing demand for relatively affordable, well-located apartment housing.

Generally, we’ve seen continued rent growth across our multi-family portfolio which has led to higher valuations. In addition, increased investor interest for residential assets has contributed to cap rate compression.